SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.
                           FORM U-12(I)-A

Statement Pursuant to Section 12(I) of Public Utility Holding Company Act of 1935 by a Person Employed or Retained by a Registered Holding
                   Company or a Subsidiary Thereof

 Note. This form is prescribed for statements to be filed within 10 days after the date of each activity within the scope of Section 12
  (I) of the Act and for supplemental monthly statements which are required to be filed within 10 days after the close of each calendar month in which expenses are incurred or compensation received in connection with such activity. (Inapplicable to the extent that advance statements are duly filed on Form U-12 (I)-B.)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.    Name and business address of person filing statement.
      Kimberly Despeaux
      639 Loyola Avenue
      New Orleans, LA 70113

2. Names and addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

      None

3.    Registered holding company systems involved.

      Entergy Corporation

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(iI) of the Act, and extent to which other than "routine expenses" are contemplated.

      a) Director, Federal Regulatory Affairs of Entergy Services,
         Inc.
      b) FERC Commissioner William Massey and Curt Hebert
      c) Meeting on September 25, 2000 with FER Commissioner William Massey and Curt Hebert to advocate utility positions.

5(a) Compensation received and to be received by the undersigned, and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

                   Salary or other compensation
 Name of Recipient     Received      To be    Person or company
                         (a)       received  from whom received
                                      (b)     or to be received
K. Despeaux            $116,151       n/a     Entergy Services, Inc.

5(b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person. None

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

      (a) Total amount of routine      none
          expenses:
      (b) Itemized list of all other   No other expenses
          expenses:



Date:  September 25, 2000          Signed    /s/ Kimberly Despeaux